

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2013

<u>Via U.S. Mail</u>
Mr. Robert McLean
Chief Financial Officer
Innovative Product Opportunities Inc.
27141 Aliso Creek Road, Suite 235
Aliso Viejo, CA 92656

> **Re: Innovative Product Opportunities Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 15, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 15, 2013**
> **File No. 333-167667**

Dear Mr. McLean:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Item 15. Exhibits, Financial Statement Schedules, page 28</u>

<u>3. Exhibits, page 28</u>

1. Although we note your filing of the Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002 for Mr. Doug Clark, your Chief and Principal Executive Officer, it appears you did not file one for Mr. Robert McLean, your Chief and Principal Financial Officer. Please amend your Form 10-K to provide this certification. Please ensure that the amended Form 10-K includes signature pages and all certifications as of the applicable current date.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Financial Statements, page F-1

Notes to Financial Statements, page F-4

Note 1 – Nature of Operations and Basis of Presentation, page F-4

2. We note your restatement disclosure for the quarterly period ended March 31, 2012. We also note that the Forms 10-Q for the quarterly periods ended March, 31, 2012, June 30, 2012 and September 30, 2012 should not be relied on. Please file an Item 4.02 Form 8-K regarding non-reliance on previously issued financial statements. As it appears you concluded that these financial statements should no longer be relied upon, please ensure that your Item 4.02 Form 8-K includes:

    •   the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon;

    •   a brief description of the facts underlying the conclusion to the extent known to you at the time of filing; and

    •   a statement of whether the board of directors, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

    Refer to Item 4.02(a) of Form 8-K.

3. Please tell us whether your financial statements for the year ended December 31, 2012 will be restated and should no longer be relied upon. If so, please ensure your Item 4.02 form 8-K also addresses these financial statements. If not, please tell us why you believe your December 31, 2012 year end financials should not be restated and why an investor may continue to rely on them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief